SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 50,782,904 Series A Preferred Units that are convertible on a one-for-one basis into Common Units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of April 28, 2022, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A Preferred Units on a one-for-one basis into Common Units.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; OO

*	Includes 50,782,904 Series A Preferred Units that are convertible on a one-for-one basis into Common Units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of April 28, 2022, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A Preferred Units on a one-for-one basis into Common Units.

Explanatory Note

This Amendment No. 6 to Schedule 13D amends the statement on Schedule 13D filed on November 14, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2017, as amended by Amendment No. 2 to Schedule 13D filed on February 16, 2018, as amended by Amendment No. 3 to Schedule 13D filed on June 17, 2019, as amended by Amendment No. 4 to Schedule 13D filed on April 2, 2020, and as amended by Amendment No. 5 to Schedule 13D filed on February 11, 2022 by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (as amended, the “Initial Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial Statement. The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this item.

Item 2.	Identity and Background

No changes to this item.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement described in Item 4 of this Amendment No.6 (which Item 4 is incorporated herein by reference), the funding for the Merger will consist entirely of cash funded from a combination of existing cash on hand and/or borrowings under existing credit facilities. The Merger will not be subject to any financing condition.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraphs:

On July 25, 2022, Shell USA, Inc., a Delaware corporation (“Parent”), LP Holdco, Semisonic Enterprises LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub”), the Partnership, and the General Partner entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership surviving and continuing to exist as a Delaware limited partnership.

At the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding (other than Common Units owned immediately prior to the Effective Time by Parent and its affiliates, including LP Holdco, which will remain outstanding in the Partnership and be unaffected by the Merger) will be converted into the right to receive $15.85 per Common Unit in cash, without any interest thereon (“Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the Common Units owned by Parent and its affiliates, including LP Holdco, and (iii) the Series A Preferred Units, shall not be cancelled, shall not be converted into or entitle the holder thereof to receive the Merger Consideration and shall remain outstanding following the Merger as a non-economic general partner interest in the Partnership, as Common Units and as Series A Preferred Units, respectively.

Concurrently with the execution of the Merger Agreement, LP Holdco delivered its written consent covering all of the Common Units and Series A Preferred Units beneficially owned by it approving the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”). The Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, without the receipt of written consents from any other holder of Common Units.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit I hereto and is incorporated by reference in its entirety into this Item 4. The representations, warranties and covenants set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (a) will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by any contracting party after termination of the Merger Agreement, except as a result of intentional and material breach or intentional fraud, and (b) were made only as of the date specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures. Accordingly, the Merger Agreement is incorporated by reference herein only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Partnership, Parent or their respective affiliates or businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Partnership, Parent and their respective affiliates and businesses that will be contained in, or incorporated by reference into, the filings that the Partnership makes with the Securities and Exchange Commission.

After the Effective Time, the Common Units will be delisted from the New York Stock Exchange and, as promptly as possible, deregistered under the Act.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

No changes to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the Exhibits as follows:

Exhibit O	Agreement and Plan of Merger, dated as of July 25, 2022, by and among Shell USA Inc., Semisonic Enterprises LLC, Shell Midstream LP Holdings LLC, Shell Midstream Partners GP LLC and Shell Midstream Partners, L.P. (incorporated by reference to Exhibit 2.1 to Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2022

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner
		By:	/s/ Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Name:	Shawn J. Carsten
Name:	Shawn J. Carsten	Title:	Vice President and Chief Financial Officer
Title:	Vice President – Finance